

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.   20549-4561

DIVISION OF
CORPORATION FINANCE
Mail Stop 4561

October 28, 2010

Via U.S. Mail and facsimile 212-644-6498

Mr. Gary B. Wolff, P.C.
488 Madison Avenue
Suite 1100
New York, NY 10022

Re: TK Star Design, Inc.
        File No. 333-156457

Dear Mr. Wolff:

        We have received your letter dated October 24, 2010 on behalf of TK Star Design, Inc. (the "Company") requesting this Division accept its annual report for the year ended December 31, 2009 on Form 10-K in lieu of filing the annual report on Form 10-K for the year ended December 31, 2008, as described in your letter. It is our understanding that the Company had not filed any reports since going effective on its initial registration statement in February 2009, but has recently filed all delinquent interim reports on Form 10-Q. The registration statement that went effective included annual financial statements for the years ended December 31, 2007 and 2006 and interim statements for the nine months ended September 30, 2008 and 2007.

        In connection with your request, we believe it is appropriate to note that the Company is responsible under the federal securities laws and regulations to file the required reports with the Commission and to determine the accuracy and adequacy of the information provided. To be in full compliance with the reporting requirements of the Exchange Act, the Company is required to file all delinquent reports. However, this Division will accept the Company's filing described above, which brings the Company's information up to date.

        A number of rule and form eligibility standards under the Securities Act and the Exchange Act – such as, for example, Regulation S, Rule 144, Form S-3, and Form S-8 – require, among other things, that issuers wishing to avail themselves of that rule or form be subject to the Exchange Act reporting requirements and have filed all material required to be filed pursuant to Exchange Act Section 13 or 15(d) for a specified period of time (this requirement is referred to commonly as the requirement that the issuer be "current" in its Exchange Act reports). Our determination to accept the filings as described in your letter and above will not result in the Company becoming "current" in its Exchange Act reports; rather, the Company's only means of satisfying that "current" reporting requirement continues to be its filing of all required materials during the period specified in a particular rule or form.   For specific consideration of the Company's eligibility to rely on specific rules or forms going forward, please contact the Division's Office of Chief Counsel.

Finally, please understand that this Division's determination regarding the acceptance of the described filings does not foreclose any future enforcement action with respect to the Company's filings or failures to file under the Exchange Act.

Our conclusions are based solely on the information included in your letter. Materially new or different facts and circumstances could result in different conclusions. If you have any questions about this letter, please contact me at (202) 551-3403.

Sincerely,

Steven Jacobs
Associate Chief Accountant